Mark Kronforst

August 17, 2007

[Forgent Networks, Inc. Letterhead]

December 27, 2007

Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities & Exchange Commission

Washington, DC  20549

Re:	Forgent Networks, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended July 31, 2006
Filed October 31, 2006
Form 10-Q for the Fiscal Quarter Ended April 30, 2007
Filed June 14, 2007
File No. 000-20008

Dear Mr. Wilson:

                The following additional information is in response to your letter dated October 25, 2007 containing your comments to Note 2 to our financial statements filed with Form 10-Q for our fiscal quarter ended April 30, 2007.

Form 10-Q for the Fiscal Quarter Ended April 30, 2007

Note 2 — Litigation Settlements, page 6

We understand that the Staff believes that the presence of any litigation associated with a settlement agreement adds a separate measurable and recognizable element related to that litigation. However, due to our facts and circumstances we do not believe that the presence of litigation in our settlement agreements adds a separate measurable and recognizable element.

As we have previously described in our response letter dated October 11, 2007, in calendar 2001 we determined that there were numerous companies who were currently using our patented technology, without our authorization, and they were planning to use the technology in the further development of their products. We engaged outside patent counsel prior to contacting any of the companies. Through our patent counsel, we identified approximately 100 companies who were using our patented technology. Our initial meetings with our patent counsel included discussions regarding strategies to be utilized in pursuing the identified companies. Our fee arrangement with our patent counsel was contingency-based whereby our patent counsel received a designated percentage of settlement amounts received from the identified companies. Our patent counsel initially contacted the identified companies via letter and/or telephone.  The reaction from the identified companies varied from those who were willing to schedule meetings to discuss further to those who were not willing to discuss at all. Based upon such reactions, we and our patent counsel realized that it may require legal action to reach settlements with some of the identified companies.

From 2002 through April 2004, we and our patent counsel focused primarily of negotiations with identified companies who were willing to meet and discuss. Through April 2004, we reached settlements with approximately 30 identified companies.

In calendar 2004, due to lack of appropriate response by the remaining identified companies, we and our patent counsel decided to proceed with legal actions against the substantially all of the remaining identified companies.  From April 2004 through July 2007, we reached a settlement with approximately 60 more identified companies and most of those settlements included the dismissal of prior legal actions filed by us for patent infringement and, in some cases, dismissal of countersuits filed by the defendant (settlement was reached prior to trial). Only one lawsuit case actually went to trial and we were not successful in winning that case.

We view our lawsuits filed against certain identified companies as a logical extension of the negotiation process. From the beginning of this process, we viewed all of the identified companies as unauthorized users of our patented technology. We found that approximately one half of the identified companies were willing to negotiate with us and our patent counsel to reach reasonable terms, while we found it necessary to file lawsuits against the remaining half in order to reach a reasonable settlement. Our decision to file lawsuits against some of the identified companies was driven by our inability to reach a reasonable settlement amount through other means. The litigation or settlement thereof does not represent a separate element, because the circumstances surrounding the patent infringement had not changed. Our claim against the identified companies regarding patent infringement remained consistent. We used litigation as another instrument for pursuing a settlement with the identified company. The use of litigation was primarily determined by how the identified company chose to respond to our patent infringement claim. We found that some companies as a matter of policy would not entertain any sort of discussion or negotiation without legal action having been taken.

We acknowledge that approximately one half of our settlements did involve litigation. We anticipated that litigation may be required which is why we engaged outside patent counsel from the onset. We do not believe that the decision by us and our patent counsel to file litigation added a separate element to the settlement that was eventually reached. We believe such action was simply the logical next step of our negotiation process.

In calendar 2001, we decided to focus on the pursuit of unauthorized users of our patented technology and we reviewed this endeavor as a separate line of business.  We forecasted and monitored the operations of our pursuit of unauthorized users of our patented technology as a separate intellectual property operating segment and reported it as such in our quarterly and annual billings.  Prior to the commencement of this program, we had no customers for the patented technology.  It was our intent to convert the indentified unauthorized users into paying customers and, accordingly, we recorded the settlement amounts as revenue.  The presence of litigation did not change our view of the operating segment, as we anticipated litigation may be necessary.  We believe the disclosure of our license settlements as a separate intellectual property operating segment provided the users of our financial statements with the most meaningful financial portrayal of our business.

Thank you for your consideration of our above response.

Sincerely,

/s/ Jay C. Peterson
Jay C. Peterson
Chief Financial Officer

cc:	Ricky Richter
Ernst & Young LLP

Vernon E. Rew, Jr.
Winstead PC